RADIO SURABHI

FINANCIAL STATEMENTS
AND
INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

DECEMBER 31, 2023

RADIO SURABHI

FINANCIAL STATEMENTS
AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2023

<u>TABLE OF CONTENTS</u>

The CPA Group
Certified Public Accountants

2037 48th Street
Astoria, NY 11105

(646) 760-8622
info@thecpagrp.com

Independent Accountants' Review Report

SARASIJA INC DBA RADIO SURABHI
2020 IRONSIDE DR
THE COLONY, TX 75056

We have reviewed the accompanying statement of Statement of Assets, Liabilities, and Equity of RADIO SURABHI as of December 31, 2023, and the related Statement of Revenues, and Expenses, Statement of Changes in Stockholders' Equity, and Statement of Changes in Cash for the year ended December 31, 2023. A review includes primarily applying analytical procedures to management's financial data and making inquiries of RADIO SURABHI management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with the basis of accounting the RADIO SURABHI uses; this includes determining that the basis of accounting the RADIO SURABHI uses is acceptable for the preparation of financial statements in the circumstances. Management is also responsible for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the RADIO SURABHI uses. We believe that the results of our procedures provide a reasonable basis for our report.

Basis of Accounting
We draw attention to Note 1 of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the RADIO SURABHI uses, which is the accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with tax basis of accounting and accounting principles generally accepted in the United States of America.

We are required to be independent of the RADIO SURABHI and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.



The CPA Group
Certified Public Accountants

New York, New York

September 4th, 2024

RADIO SURABHI
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY
December 31, 2023

Assets
  Current Assets
    Cash and cash equivalents $ 6,340
    Other Current Assets   11,988
      Total Current Assets   18,328

  Properties and Equipment
    Furniture and equipment   17,289
      Total Fixed Assets   17,289

        Total Assets $ 35,617

Liabilities
  Current Liabilities
    Accounts payable $ 16,436
    Chase CC-9254   399
    Tax payable   252
    Loan From Shareholder   123,528
      Total Current Liabilities   140,615
  Non-current Liabilities
    Long term portion of debt   -
      Total Non-current Liabilities   -

        Total Liabilities   140,615

Stockholder's Equity
  Paid in Capital   65,002
  Retained Earnings   (170,000)
    Total Equity   (104,998)

Total Liabilities and Equity $ 35,617

The accompanying notes form an integral part of the financial statements

RADIO SURABHI
STATEMENT OF REVENUES AND EXPENSES
For the Year Ended December 31, 2023

Revenues	$	293,715
Cost of Goods Sold		-
Gross Profit		293,715
Operating Expenses		
Advertising and marketing		35,000
Vehicle expense		430
Bank fees		393
Legal and professional		786
Rent and lease		204,000
Miscellaneous		13,673
Insurance		645
Meals and entertainment		3,434
Office expense		33,560
Taxes		5,067
Payroll		50,284
Repairs and maintenance		210
Travel		2,942
Total Operating Expenses		350,423
Net Operating Loss		(56,708)
Other income		1,324
Net Loss	$	(55,384)

The accompanying notes form an integral part of the financial statements

RADIO SURABHI
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year Ended December 31, 2023

	Retained Earnings		Total Stockholders' Equity
Balance, January 1, 2023	$ (670)	$ (114,616)	$(115,286)
Net Income	-	(55,384)	(55,384)
Paid in Capital	65,672	-	65,672
Balance, December 31, 2023	$ 65,002	$ (170,000)	$ (104,998)

The accompanying notes form an integral part of the financial statements

RADIO SURABHI
STATEMENT OF CASH FLOWS
For the Year Ended DECEMBER 31, 2023

Cash Flow from Operating Activities		
Net Loss	$	(55,384)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in current assets and liabilities:		
Increase in current assets		(2,688)
Decrease in current liabilities		(659)
Increase in current liabilities		16,688
Net Cash Used by Operating Activities		13,342
Cash Flows from Investing Activities		
Purchases of Fixed Assets		(17,289)
Net Cash Used by Investing Activities		(17,289)
Cash Flow from Financing Activities		
Paid in capital		65,672
Net Cash Provided by Financing Activities		65,672
Change in Cash		6,340
Cash January 1, 2023		-
Cash December 31, 2023	$	6,340

The accompanying notes are an integral part of these statements.

RADIO SURABHI
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2023

1. Summary of Significant Accounting Policies

Nature of Operations

Radio Surabhi 104.9 FM HD 4, is a thriving Indian radio station operating for the last 6 years out of Dallas, Texas. Radio Surabhi is committed to creating a platform that celebrates the rich cultural heritage of our community. We broadcast in Telugu, one of the most widely spoken languages among Indians in the United States. We cater to a wide range of businesses, age and income groups, making us a vital source of information, entertainment, and community engagement.

Since our inception, Radio Surabhi has significantly impacted the lives of our listeners through various shows, events, and campaigns. Our station's broadcasts reach about 120K per week on-air, more than a MILLION overall listeners through App and website, and 231K+ reach on social media with 600K+ impressions, making us a powerful tool for disseminating information and promoting cultural exchange.
We are reachable on 104.9 FM HD4, our App on iOS and Android, on Alexa, Spotify, iHeartRadio, TuneIn, Google Podcast etc.

Our mission is to:

Preserve and promote cultural diversity by airing programs that reflect the traditions, values, and experiences of our community. Facilitate cross-cultural dialogue and understanding among our listeners by hosting interactive shows, interviews, and community events. Support local artists, musicians, and content creators by providing them with a platform to showcase their work and talents.
Address important issues within our community, such as education, health, and social challenges, through insightful discussions and awareness campaigns.

Fiscal Year
The Company operates on a December 31 st year-end.

Financial Statement Presentation
Under the FASB Accounting Standards Codification, the Company is required to report information regarding its financial position and activities within the Statement of Assets, Liabilities, and Equity and the related Statement of Operations and Retained Earnings.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. See independent accountants' review report.

Property and Equipment

Property and equipment are recorded at acquisition cost or estimated cost at the time of acquisition. RADIO SURABHI does not have records to support the acquisition cost or estimated acquisition cost of certain long-term assets. The Company's policy is to capitalize property and equipment over $2,000 with a useful life more than one year. Depreciation on all assets is computed using the straight -line method over the estimated useful lives ranging from five to forty years.

Income Taxes

RADIO SURABHI has elected to be treated as a tax option corporation under the Internal Revenue Code. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is also subject to corporation income tax filing requirements in the States of **Texas**.

Advertising

Advertising costs are generally charged to operations in the year incurred and totaled **$35,000** in the year ending on December 31, 2023.

See independent accountants' review report.

2. Cash and Cash Equivalents

Cash is comprised of the following as of December 31, 2023

Checking BUS CHK (5997)	$	6,340
Total Cash	**$**	**6,340**

On December 31, 2023, the company had $6,340 in deposits at various financial institutions that were insured by the Federal Deposit Insurance Corporation (FDIC).

3. Property and Equipment

An analysis of the fixed assets accounts for the year is as follows:

	Balance January 1, 2023	Additions	Deletions	Balance December 31, 2023
Furniture and equipment	$ -	$ 17,289	$ -	$ 17,289
Total	-	$ 17,289	-	$ 17,289

4. Equity

Common Stock

Under the Articles of Incorporation, the total number of common shares of stock that the Company shall have authority to issue is 10,000, consisting of shares of Class A - Common Stock, $0.01 par value per share.

5. Date of Management's Review

In preparing the financial statements, the Company evaluated events and transactions for potential recognition or disclosure through December, 31st, 2023, the date that the financial statements were available to be issued.

See independent accountants' review report.

RADIO SURABHI

FINANCIAL STATEMENTS
AND
INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

DECEMBER 31, 2022

RADIO SURABHI

FINANCIAL STATEMENTS
AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2022

TABLE OF CONTENTS

The CPA Group
Certified Public Accountants

2037 48th Street, Astoria, NY 11105

(646) 760-8622
info@thecpagrp.com

Independent Accountants' Review Report

To Shareholders

SARASIJA INC DBA RADIO SURABHI
2020 IRONSIDE DR
THE COLONY, TX 75056

We have reviewed the accompanying statement of Statement of Assets, Liabilities, and Equity of RADIO SURABHI as of December 31, 2022, and the related Statement of Revenues, and Expenses, Statement of Changes in Stockholders' Equity, and Statement of Changes in Cash for the year ended December 31, 2022. A review includes primarily applying analytical procedures to management's financial data and making inquiries of RADIO SURABHI management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with the basis of accounting the RADIO SURABHI uses; this includes determining that the basis of accounting the RADIO SURABHI uses is acceptable for the preparation of financial statements in the circumstances. Management is also responsible for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the RADIO SURABHI uses. We believe that the results of our procedures provide a reasonable basis for our report.

Basis of Accounting
We draw attention to Note 1 of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the RADIO SURABHI uses, which is the accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with tax basis of accounting and accounting principles generally accepted in the United States of America.

We are required to be independent of the RADIO SURABHI and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.



The CPA Group
Certified Public Accountants

New York, New York

September 4th, 2024

RADIO SURABHI
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY
December 31, 2022

Assets		
Current Assets		
Cash and cash equivalents	$	-
Other Current Assets		9,300
Total Current Assets		9,300
Properties and Equipment		
Total Fixed Assets		-
Total Assets	$	9,300
Liabilities		
Current Liabilities		
Chase CC-9254	$	1,058
Loan From Shareholder		123,528
Total Current Liabilities		124,586
Non-current Liabilities		
Long term portion of debt		-
Total Non-current Liabilities		-
Total Liabilities		124,586
Stockholder's Equity		
Paid in Capital		(670)
Retained Earnings		(114,616)
Total Equity		(115,286)
Total Liabilities and Equity	$	9,300

The accompanying notes form an integral part of the financial statements

RADIO SURABHI
STATEMENT OF REVENUES AND EXPENSES
For the Year Ended December 31, 2022

Revenues	$	100,274
Cost of Goods Sold		-
Gross Profit		100,274
Operating Expenses		
Advertising and marketing		40,389
Vehicle expense		4,642
Bank fees		398
Miscellaneous		996
Legal and professional		41,948
Rent and lease		126,000
Travel		517
Total Operating Expenses		24,890
Net Operating Loss		(114,616)
Other income		-
Net Loss	$	(114,616)

The accompanying notes form an integral part of the financial statements

RADIO SURABHI
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year Ended December 31, 2022

	Retained Earnings		Total Stockholders' Equity
Balance, January 1, 2022	$ 6,185	$ -	$ 6,185
Net Income	-	(114,616)	(114,616)
Paid in Capital	(6,855)	-	(6,855)
Balance, December 31, 2022	$ (670)	$ (114,616)	$ (115,286)

The accompanying notes form an integral part of the financial statements

RADIO SURABHI
STATEMENT OF CASH FLOWS
For the Year Ended DECEMBER 31, 2022

Cash Flow from Operating Activities		
Net Loss	$	(114,616)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in current assets and liabilities:		
Decrease in current assets		2,910
Increase in current liabilities		124,586
Net Cash Used by Operating Activities		12,880
Cash Flow from Financing Activities		
Payment to Equity shareholder		(6,855)
Retained Earnings		18,715
Net Cash Provided by Financing Activities		11,860
Change in Cash		24,740
Cash January 1, 2022		(24,740)
Cash December 31, 2022	$	-

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies

Nature of Operations

Radio Surabhi 104.9 FM HD 4, is a thriving Indian radio station operating for the last 6 years out of Dallas, Texas. Radio Surabhi is committed to creating a platform that celebrates the rich cultural heritage of our community. We broadcast in Telugu, one of the most widely spoken languages among Indians in the United States. We cater to a wide range of businesses, age and income groups, making us a vital source of information, entertainment, and community engagement.

Since our inception, Radio Surabhi has significantly impacted the lives of our listeners through various shows, events, and campaigns. Our station's broadcasts reach about 120K per week on-air, more than a MILLION overall listeners through App and website, and 231K+ reach on social media with 600K+ impressions, making us a powerful tool for disseminating information and promoting cultural exchange.
We are reachable on 104.9 FM HD4, our App on iOS and Android, on Alexa, Spotify, iHeartRadio, TuneIn, Google Podcast etc.

Our mission is to:

Preserve and promote cultural diversity by airing programs that reflect the traditions, values, and experiences of our community. Facilitate cross-cultural dialogue and understanding among our listeners by hosting interactive shows, interviews, and community events. Support local artists, musicians, and content creators by providing them with a platform to showcase their work and talents.
Address important issues within our community, such as education, health, and social challenges, through insightful discussions and awareness campaigns.

Fiscal Year
The Company operates on a December 31st year-end.

Financial Statement Presentation
Under the FASB Accounting Standards Codification, the Company is required to report information regarding its financial position and activities within the Statement of Assets, Liabilities, and Equity and the related Statement of Operations and Retained Earnings.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

See independent accountants' review report.

RADIO SURABHI
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at acquisition cost or estimated cost at the time of acquisition. RADIO SURABHI does not have records to support the acquisition cost or estimated acquisition cost of certain long-term assets. The Company's policy is to capitalize property and equipment over $2,000 with a useful life more than one year. Depreciation on all assets is computed using the straight-line method over the estimated useful lives ranging from five to forty years.

Income Taxes

RADIO SURABHI has elected to be treated as a tax option corporation under the Internal Revenue Code. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is also subject to corporation income tax filing requirements in the States of Texas.

Advertising

Advertising costs are generally charged to operations in the year incurred and totaled **$40,389** in the year ending on December 31, 2022.

2. Equity

Common Stock

Under the Articles of Incorporation, the total number of common shares of stock that the Company shall have authority to issue is **10,000**, consisting of shares of Class A - Common Stock, $0.01 par value per share.

3. Date of Management's Review

In preparing the financial statements, the Company evaluated events and transactions for potential recognition or disclosure through **December, 31st, 2022,** the date that the financial statements were available to be issued.